SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*


                    American Industrial Properties REIT
                        (Name of Issuer)

                        Shares of Beneficial Ownership
                 (Title of Class of Securities)

                          026791103000
                         (CUSIP Number)

          Rosenman & Colin
          Natalie I. Koether, Esq.
          56 Pennbrook Road, Far Hills, New Jersey 07931(908) 766-4101
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                        September 1, 1994
              (Date of Event which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                        Page 1 of 6 Pages

CUSIP No.  0267911030000
                                                    Page  2  of  6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Holdings, Inc.     95-3419191

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)

                                                                   (b)  X
3    SEC USE ONLY

4    SOURCE OF FUNDS*

         WC

5
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                [ ]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


                            7    SOLE VOTING POWER

                                      850,000


                            8    SHARED VOTING POWER


                            9    SOLE DISPOSITIVE POWER

                                      850,000


                            10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  850,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  9.366%
14   TYPE OF REPORTING PERSON*

                                  CO


*    SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 6 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, on behalf of American Holdings, Inc. ("AmHold") with regard to the Shares of Beneficial Interest ("Shares") of American
Industrial Properties REIT (the "Trust" or "American Industrial"), a Texas real estate investment trust. The capitalized terms used herein, unless otherwise defined, shall have the same meaning as in the original
Schedule 13D.

Item 4.   Purpose of Transaction.

     AmHold may communicate with Shareholders about the management, operations, and financial condition of the Trust. In this connection, AmHold has requested a copy of the Trust's list of Shareholders. The letter is attached as Exhibit F.

Item 7.   Material to be filed as Exhibits.

     Exhibit F      Letter to the management of the Trust.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 2, 1994

                                   AMERICAN HOLDINGS, INC.



                                   By:    /s/ John W. Galuchie, Jr.
                                        John W. Galuchie, Jr.
                                        Executive Vice President






VIA FAX and FEDERAL EXPRESS

                        September 1, 1994


American Industrial Properties REIT
(formerly known as Trammell Crow
 Real Estate Investors)
6220 North Beltline, Suite 205
Irving, Texas 75063

Attention:  Charles W. Wolcott, President

                    Re:  Shareholder List

Dear Mr. Wolcott:

     American Holdings, Inc. ("AHI") hereby requests, pursuant to Section 18 of the Texas Real Estate Investment Trust Act (Articles 6138A Vernon's Texas Civil Statutes), that the Trust provide to AHI a list of the shareholders of the Trust of record as of August 30, 1994 or a date as close thereto as practicable. For purposes of such request, AHI represents that it is the record holder of more than 5% of all the outstanding Shares and the purpose of such inspection is as set forth in the affidavit attached.

     If you have any questions or need anything from AHI in connection with this request, please call Paul O. Koether or John W. Galuchie, Jr. at
(908) 234-9220.

                                   AMERICAN HOLDINGS, INC.


                              By:_____________________________________
                                          Paul O. Koether
                                    Chairman of the Board and President

         AFFIDAVIT OF OFFICER OF AMERICAN HOLDINGS, INC.


STATE OF NEW JERSEY  )
                     ) ss.:
COUNTY OF SOMERSET   )



     I, Paul O. Koether, as Chairman of the Board and President of American Holdings, Inc., a Delaware corporation ("AHI"), having been duly sworn, hereby state on oath that the following statements are true and correct:

       (1)  I am Chairman of the Board and President of AHI;

       (2) AHI intends to use the information (the "List") regarding the holders of shares (the "Shares") of beneficial interest of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust") formerly known as Trammell Crow Real Estate Investors, requested in AHI's letter to the Trust dated September 1, 1994 for the sole purpose of communicating with the Shareholders of the Trust regarding the business and management of the Trust;

          (i) AHI will not use the List (or any information therein) for any purpose other than to communicate with Shareholders of the Trust with respect to the Trust's business; and

          (ii) AHI will not disclose the List (or any information therein) to any person other than AHI's employees or agents to the extent necessary to effectuate AHI's communication with Shareholders.


                              __________________________________________
                              Paul O. Koether, Chairman of the Board
                              and President of American Holdings, Inc.



     SWORN TO AND SUBSCRIBED BEFORE ME by PAUL O. KOETHER, Chairman of the Board and President of American Holdings, Inc., this 1st day of September 1994, to certify which witness my hand and seal of office.

                              __________________________________________
                              NOTARY PUBLIC, STATE OF NEW JERSEY



Am-Hldgs\StkHolder.Lst